Exhibit 99.1

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                                                                   PRESS RELEASE
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[LOGO] ZARLINK           Zarlink Semiconductor Inc.    Telephone: (613) 592-0200
       SEMICONDUCTOR     400 March Road
                         Ottawa (Ontario), K2K 3J4
                         www.zarlink.com

                         ZARLINK SEMICONDUCTOR ANNOUNCES
                       PRICING OF PROPOSED PUBLIC OFFERING

OTTAWA, CANADA, July 17, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) ("Zarlink") is pleased to announce that it has signed an underwriting agreement today with a syndicate of underwriters, led by CIBC World Markets and including National Bank Financial, RBC Capital Markets and Scotia Capital (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase 55,000 subscription receipts at an offering price of Cdn$1,000 per subscription receipt for aggregate gross proceeds of Cdn$55,000,000. Zarlink has also granted the Underwriters an option, exercisable in whole or in part at any time until 30 days following the closing of the offering, to purchase up to an additional 8,250 subscription receipts.

Each subscription receipt will entitle the holder thereof to receive, without payment of additional consideration, Cdn$1,000 principal amount of convertible unsecured subordinated debentures ("Convertible Debentures") upon the closing of Zarlink's previously announced acquisition of Legerity Holdings, Inc., expected in early August 2007. The Convertible Debentures will bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year commencing December 31, 2007. The Convertible Debentures will mature on September 30, 2012. The Convertible Debentures will be convertible, at any time at the option of the holders, into common shares of Zarlink at a conversion price of Cdn$2.45 per common share, being a conversion rate of approximately
408.2 common shares per Convertible Debenture.

Zarlink intends to file an amended and restated preliminary short form prospectus to reflect the pricing and size of the offering today with securities regulatory authorities in each province of Canada and under the multi-jurisdictional disclosure system with the Securities and Exchange Commission in the United States. Closing of the offering is expected to take place on or about July 30, 2007 and is subject to required securities, regulatory and stock exchange approvals.

A registration statement relating to the subscription receipts, the convertible debentures, and the common shares into which the debentures may be converted has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

When available, a copy of the amended and restated preliminary prospectus relating to the offering may be obtained from the offices of CIBC World Markets Inc., 161 Bay Street, Toronto, ON, M5J 2S8, Lovena Doodahnand (416) 594-7270.

About Zarlink Semiconductor

FOR OVER 30 YEARS, ZARLINK SEMICONDUCTOR HAS DELIVERED SEMICONDUCTOR SOLUTIONS THAT DRIVE THE CAPABILITIES OF VOICE, ENTERPRISE, BROADBAND AND WIRELESS COMMUNICATIONS. THE COMPANY'S SUCCESS IS BUILT ON ITS TECHNOLOGY STRENGTHS
INCLUDING VOICE AND DATA NETWORKS, OPTOELECTRONICS AND ULTRA LOW-POWER COMMUNICATIONS. FOR MORE INFORMATION, VISIT WWW.ZARLINK.COM.


CERTAIN STATEMENTS IN THIS RELEASE, INCLUDING STATEMENTS REGARDING FUTURE RESULTS AND PERFORMANCE, ARE FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) BASED ON CURRENT EXPECTATIONS. THE ACCURACY OF SUCH STATEMENTS IS SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING, BUT NOT LIMITED TO, THE EFFECT OF GENERAL ECONOMIC CONDITIONS, DECREASES IN DEMAND FOR THE COMPANY'S PRODUCTS, INCREASES IN RAW MATERIAL COSTS, FLUCTUATIONS IN SELLING PRICES AND ADVERSE CHANGES IN GENERAL MARKET AND INDUSTRY CONDITIONS AND OTHER FACTORS LISTED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS.

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For more information :

Media:                                                 Investor relations:

Ed Goffin                                              Mike McGinn
Media Relations                                        Investor Relations
(613) 270-7112                                         (613) 270-7210
edward.goffin@zarlink.com                              mike.mcginn@zarlink.com